Exhibit 99.26

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address

Mayfair Gold Corp. (the “Company”)

489 MacDougall Street

Matheson, Ontario

P0K 1N0

Item 2	Date of Material Change

September 8, 2025.

Item 3	News Release

The Company disseminated the news release reporting the material change described in this report through the facilities of Newsfile on September 8, 2025 and subsequently filed the news release under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4	Summary of Material Change

On September 8, 2025, the Company announced that it had entered into an agreement with Beacon Securities Limited (“Beacon”) to act as lead agent and sole bookrunner, on behalf of a syndicate of agents to be formed (together with Beacon, the “Agents”), in connection with a “best efforts” private placement of up to 21,213,000 common shares in the capital of the Company (each, a “Common Share”) at a price of $1.65 per Common Share (the “Issue Price”) for aggregate gross proceeds to the Company of up to $35,001,450 (the “Offering”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On September 8, 2025, the Company announced that it had entered into an agreement with Beacon to act as lead agent and sole bookrunner, on behalf of the Agents, in connection with a “best efforts” private placement of up to 21,213,000 Common Shares at the Issue Price for aggregate gross proceeds to the Company of up to $35,001,450. The Common Shares will be issued pursuant to the Listed Issuer Financing Exemption (as defined herein).

In addition, the Company has granted the Agents an option (the “Agents’ Option”) exercisable, in whole or in part, at any time up to 48 hours prior to the Closing Date (as defined herein) to sell up to an additional 3,031,000 Common Shares at the Issue Price for additional gross proceeds of up to $5,001,150.

The Company intends to use the net proceeds from the Offering for metallurgical and detailed engineering at its Fenn-Gib gold project in Timmins, Ontario, and for working capital and general corporate purposes.

Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), the Common Shares issuable under the Offering will be offered for sale to purchasers resident in each of the provinces of Canada, other than Quebec, and/or other qualifying jurisdictions, pursuant to the listed issuer financing exemption under Part 5A of NI 45-106, as amended by Coordinated Blanket Order 45-935 – Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (collectively, the “Listed Issuer Financing Exemption”).

There is an offering document dated September 8, 2025 related to the Offering that can be accessed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.mayfairgold.ca. Prospective investors should read this offering document before making an investment decision.

The Offering is expected to close on or about September 16, 2025 (the “Closing Date”), and is subject to the Company receiving all necessary regulatory approvals, including the conditional acceptance of the TSX Venture Exchange (the “TSXV”). As the Offering is being completed pursuant to the Listed Issuer Financing Exemption, the Common Shares issued pursuant to the Offering will not be subject to a hold period under applicable Canadian securities laws.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws, and may not be offered or sold in the “United States” (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable U.S. state securities laws or an exemption from such registration is available. This material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicholas Campbell, Chief Executive Officer

(604) 889-3253

Item 9	Date of Report

September 8, 2025.

Forward-Looking Statements

This material change report contains forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”,

“projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this material change report include, but are not limited to: the completion of the Offering, the issuance of the Common Shares, the intended use of the net proceeds from the Offering and the expected closing date of the Offering. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this material change report should not be unduly relied upon. These statements speak only as of the date of this material change report.

Forward-looking statements are based on a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: the satisfaction of the conditions to the Offering acceptable to the Company and the Agents; the Company receiving all requisite approvals in connection with the Offering, including the acceptance of the TSXV; and the ability of the Company to close the Offering on a timely basis or at all. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this material change report are expressly qualified in their entirety by this cautionary statement.